Exhibit 10.23

Confidential Materials omitted and filed separately with the
Securities and Exchange Commission. Asterisks denote omissions.
SUPPLY AGREEMENT
     THIS SUPPLY AGREEMENT is made as of October 29, 2004, by and among Sucampo Pharmaceuticals, Inc., a Delaware corporation having its principal place of business at 4733 Bethesda Avenue, Suite 450, Bethesda, Maryland 20814 USA (“SPI”), Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan having its principal place of business at 1-1, Doshomachi 4-chome, Chuo-ku, Osaka 540-8645, JAPAN (“Takeda”) and R-Tech Ueno, Ltd., a corporation organized under the laws of Japan having its principal place of business at 10F, Yamato Life Insurance Bldg., 1-1-7 Uchisaiwaicho, Chiyoda-ku, Tokyo 100-0011, JAPAN (“RTU”) (this “Agreement”). SPI, Takeda and RTU are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”
Recitals
     WHEREAS, SPI is a United States based pharmaceutical company;
     WHEREAS, Takeda is a multinational health care company with research, development, manufacturing and marketing activities worldwide;
     WHEREAS, RTU is a Japanese pharmaceutical company with research, development, manufacturing and marketing activities;
     WHEREAS, Takeda has obtained from SPI an exclusive license to co-develop, use, sell, promote, offer for sale, import and distribute the Product (hereinafter defined) for the gastroenterology indications in the United States and Canada under the Licensed Trademarks (hereinafter defined) under a collaboration and license agreement of even date herewith (the “Collaboration and License Agreement”);
     WHEREAS, prior to the grant of such license from SPI to Takeda, SPI has appointed RTU as the exclusive contract manufacturer to manufacture and supply the Product for clinical and commercial purposes in the United States and Canada;
     WHEREAS, each Party desires to define in this Agreement certain parameters of their business relationship regarding each Party’s rights and obligations to or in manufacturing and supply of the Compound (hereinafter defined) and Product;
     NOW THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the Parties hereto have agreed as follows:

Article 1 INTRODUCTORY PROVISIONS
1.1 Defined Terms. The following terms, when used in capitalized form in this Agreement, shall have the meanings set forth below:
“Additional Indication(s)” shall mean all Initial Indications, other than Constipation and Constipation-predominant Irritable Bowel Syndrome (“C-IBS”).
“Affiliate” shall mean, in relation to a Party, any corporation or entity that, directly or indirectly, controls, is controlled by or is under common control with such Party. For purposes of this definition, the term “control” shall mean the ownership, directly or indirectly, of fifty percent (50%) or more of the voting interest in, or fifty percent (50%) or more of the equity of or the right to appoint fifty percent (50%) or more of the directors or managers of that corporation or other business entity or the power to direct or cause the direction of the management and policies of such corporation or entity, whether pursuant to the ownership of voting securities, by contract or otherwise.
“Applicable Regulations” means all statutes, laws and regulations applicable to the development, manufacture and testing of pharmaceutical materials in effect at a particular time and promulgated by the FDA or any other Regulatory Authority, including without limitation current good laboratory practices (“cGLP”), current good clinical practices (“cGCP”), current good manufacturing and control practices (“cGMP”) and quality system regulations (“QSR”), and any successor or replacement statues, laws and regulations.
“Best Efforts” shall mean those efforts that would be made by a reasonably prudent business person acting in good faith and in the exercise of reasonable commercial judgment based on acceptable practice, process and speed found in the pharmaceutical industry and taking into account the potential commercial market for the applicable product in the Initial Territory.
“Chief Officer” shall mean chief executive officer in the case of SPI, chief operating officer in the case of Takeda and Representative Director in the case of RTU.
“Collaboration and License Agreement” shall have the meaning set forth in the Recital.
“Commercial Launch” shall mean the date of first sale of a Product in any country of the Initial Territory for any indication.
“Commercialization” or “Commercialize” shall mean all activities undertaken pursuant to an approved commercialization plan relating to the import, promotion, marketing, detail, storage, handling, offering for sale and sale of a Product for the Initial Indications and, if applicable, Additional Indications and/or New Formulations in the Initial Territory.
“Compound” shall mean the active pharmaceutical ingredient known as SPI-0211 or by the USAN name Lubiprostone, as further described in Exhibit A.
“Confidential Information” shall mean all information, including but not limited to any information on the markets, customers, suppliers, patents or patent applications, inventions, products, procedures, designs, formulas, business plans, financial projections, organizations, employees, consultants or any other similar aspects of a Party’s present or future business, the secrecy of which confers a competitive advantage upon that Party. Confidential Information shall include the terms of this Agreement and the Proprietary Product Information.
“Development” or “Develop” shall mean all activities undertaken pursuant to an approved development plan to obtain Regulatory Approval for a Product for the Initial Indications and, if applicable, Additional Indications and/or New Formulations in the Initial Territory. This includes preclinical studies, including but not limited to toxicology, pharmacology, chemistry manufacturing and control of bulk and finished product and any clinical studies as well as all the process and procedures necessary to obtain Regulatory Approval, including preparation and submission of an NDA and other regulatory application(s).
“Drug Approval Application” shall mean an application for Regulatory Approval, such as an NDA, required to be approved before commercial sale or use of a Product as a drug in a regulatory jurisdiction.
“Effective Date” shall mean the date first above written.
“Exchange Rate” shall mean the rate of One United States dollars equals to One Hundred Ten JPY (US$1.00 = JPY110.00); provided, however, that, if the exchange rate between United States and JPY as of the Effective Date, as reported by the Wall Street Journal, fluctuates from the above-mentioned rate (i.e., US$1.00 = JPY110.00) by Four JPY (JPY4.00) or more, then the Exchange Rate shall be the medium of the rate of US$1.00 = JPY110.00 and the rate so reported by the Wall Street Journal. By way of example, if the exchange rate so reported by the Wall Street Journal at the Effective Date is US$1.00 = JPY105.00, then the Exchange Rate shall be US$1.00 = JPY107.50 (instead of US$1.00 = JPY110.00).
“FDA” shall mean the United States Food and Drug Administration or any successor entity thereto.
“Force Majeure” shall mean any event, not existing as of the Effective Date and not reasonably within the control of the Parties as of such date, which, in whole or in material part, prevents or makes commercially unreasonable one Party’s performance of its obligations (except payment obligations) under this Agreement. Force Majeure shall include, without limitation: fire, storm, earthquake, flood, acts of State or other governmental action, war or civil unrest, strikes, and prolonged shortage of energy or any other supplies.
“GAAP” shall mean generally accepted accounting principles current in the United States.
“ICC” shall have the meaning set forth in Section 12.3.
“Initial Indications” shall mean all gastroenterology indications, including but not limited to, Constipation and C-IBS for the Product.
“Initial Territory” shall mean the United States and Canada.
“JPY” shall mean Japanese Yen.

“Liability” shall have the meaning set forth in Section 7.1.
“Licensed Trademarks” shall mean the trademark(s) and tradename(s) selected by SPI for use in connection with the Products.
“Manufacturing and Supply Agreement” shall have the meaning set forth in Article 2.
“Manufacturing Specification(s)” shall mean the commercial specification for the manufacturing, quality control, packaging, labeling, shipping, delivery and storage of the Product as set forth in a Drug Approval Application and/or in the specification agreed upon in accordance with this Agreement and/or the Supply and Purchase Agreement.
“Marketing Authorization” shall mean (a) for the United States, the approval of an NDA and (b) for Canada, the approval from the relevant Regulatory Authority to necessary market and sell the Product in Canada, including, without limitation, all applicable pricing and government reimbursement approvals.
“NDA” shall mean a new drug license application or supplemental application filed with the FDA or any comparable application filed with a Regulatory Authority in or for Canada to obtain Marketing Authorization for a pharmaceutical product in or for Canada.
“Net Sales Revenue” shall mean the gross invoiced sales of the Product by Takeda, Takeda Affiliates and/or its sub-licensee to a third party, less a deduction for any amounts actually incurred by Takeda, Takeda Affiliates and/or its sub-licensee for any of the following items to the extent such items specifically relate to sale of the Product and are incurred by Takeda, Takeda Affiliates and/or its sub-licensee in the normal course of business, provided that the total deductions for any particular sale shall not exceed [**] percent ([**]%) of the gross invoiced amount of such sale of the Product:
(a)	credits, price adjustments or allowances for damaged products, returns or rejections of the Product;

(b)	normal and customary trade, cash and quantity discounts, allowances and credits;

(c)	chargeback payments and rebates granted to group purchasing organizations, managed health care organizations or to federal, state/provincial, local and other governments, including their agencies;

(d)	sales, excise taxes (to the extend not refundable in accordance with applicable law) and other taxes directly related to the sale (but not including taxes assessed against the income derived from such sale); and

(e)	any freight charges, including postage, shipping, insurance and transportation.
     Such amounts shall be determined from the books and records of Takeda maintained in accordance with GAAP consistently applied.

“New Formulation(s)” shall mean any formulation of the Product other than the Initial Formulation.
“Party” or “Parties” shall have the meaning set forth in the introductory paragraph.
“Product” shall mean any and all pharmaceutical preparation for human use that contains the Compound, a chemical equivalent, a salt, or a prodrug thereof as an active ingredient.
“Proprietary Product Information” shall mean (a) all information and data now or hereafter contained in any Drug Approval Application or otherwise submitted in support of any Regulatory Approval to which either Party shall have the right under applicable law, regulations and administrative decisions to refer to, to authorize third parties to refer to and to prohibit third parties from referring to the Initial Indications and, if applicable, Additional Indications and/or New Formulations in the Initial Territory; (b) all data concerning any serious or unexpected adverse events, side effects and contra-indications of the Product which may come to the attention of either Party, its Affiliates or any sublicensee; (c) all data and information in the possession of either Party or any permitted sublicensee of a Party relating to (i) the pharmacological or toxicological properties of a Product, (ii) pre-clinical or clinical testing and experience in relation to a Product which is not included in any Drug Approval Application and (iii) to the extent reasonably required for purposes of any application for Drug Approval Application, the chemical composition, manufacturing processes and quality control testing of a Product and (d) all other information and data now or hereafter in existence and not in the public domain, which is in the possession of either Party and its Affiliates and which relates in any way to the Development, testing, manufacture, marketing, use or sale of the Products, including, without limitation, all such information or data that is developed as a result of the Development and/or Commercialization of the Products hereunder. Notwithstanding the foregoing, any data and information developed or obtained by a Party or its Affiliates or any sublicensee that not based upon the other Party’s confidential or proprietary information shall not be deemed to be Proprietary Product Information.
“Regulatory Approval(s)” shall mean any approvals (including pricing and reimbursement approvals), product and/or establishment licenses, registrations or authorizations of any federal, state or local regulatory agency, department, bureau or other governmental entity, necessary for the manufacture, use, storage, importation, marketing, export, transport or sale of a Product for the Initial Indications and, if applicable, Additional Indications and/or New Formulations in a regulatory jurisdiction of the Initial Territory.
“Regulatory Authority” shall mean, in respect of any country, any agency responsible for the issuance of Regulatory Approvals for pharmaceutical products marketed in that country.
“SPI and/or RTU” shall mean both SPI and RTU jointly or, either SPI or RTU as decided mutually between SPI and RTU.
“Supply and Purchase Agreement” shall have the meaning set forth in Article 2.
“Takeda Affiliates” shall mean those Affiliates of Takeda listed on Exhibit B; provided that Exhibit B may be modified from time to time during the term of this Agreement by mutual written agreement of SPI and Takeda.
“TPDHC” shall mean the Therapeutic Products Directorate of Health Canada.
1.2 Other Rules of Interpretation. Unless the context clearly indicates otherwise, the following rules shall govern the interpretation of this Agreement:
          (a) The definitions of all terms defined herein shall apply equally to the singular, plural, and possessive forms of such terms.
          (b) All references to “Sections,” or “Exhibits” shall mean the corresponding Sections of and Exhibits to this Agreement.
Article 2 ACKNOWLEDGEMENTS
     RTU hereby acknowledges that SPI and Takeda have agreed to enter into the Collaboration and License Agreement for the Product as of the date hereof in which Takeda has obtained from SPI an exclusive license to co-develop, use, sell, promote, offer for sale, import and distribute the Product for the Initial Indications in the Initial Territories.
     Takeda hereby acknowledges that SPI has appointed RTU, under the exclusive manufacturing and supply agreement by and between SPI and RTU (the “Manufacturing and Supply Agreement”), as the exclusive contract manufacturer to manufacture and supply the Product for clinical and commercial purposes for the Initial Indications in the Initial Territory, provided, however, that SPI retains the license to manufacture the Product in the Initial Territory. Further, Takeda hereby acknowledges and agrees that neither it, Takeda Affiliates nor its sub-licensee(s) are granted any right or license to manufacture the Product under the Collaboration and License Agreement.
     The Parties further acknowledge and agree that the Parties shall enter into a definitive supply and purchase agreement (the “Supply and Purchase Agreement”) among SPI, Takeda (or, if applicable, Takeda Affiliates or its sub-licensee(s)) and RTU for the purpose of determining more detailed terms and conditions for the manufacturing and supply of the Product to Takeda, or if applicable, Takeda Affiliates or its sub-licensee(s), including, but not limited to: the Manufacturing Specification, ordering processes, supply of forecast requirements, acceptance/rejection of the Product, provision regarding cGMP inspection, and any other terms and conditions not covered by this Agreement. The Parties shall discuss in good faith the above terms and conditions and to execute Manufacturing and Supply Agreement as soon as practicable after the execution of this Agreement. The Parties acknowledge and agree that SPI may allow RTU to directly supply the Product to Takeda, or if applicable, Takeda Affiliates or its sub-licensee(s) under such Supply and Purchase Agreement.
Article 3 SUPPLY PRICE OF THE PRODUCT
     Under the Supply and Purchase Agreement to be separately established among SPI, Takeda and RTU pursuant to Article 2, SPI shall supply Takeda, or if applicable, Takeda Affiliates or its sub-licensee(s) with the Product at the following supply prices:

     (a) Until the earlier of (i) the [**] anniversary of the first Commercial Launch by Takeda, or if applicable, Takeda Affiliates or its sub-licensee(s) of any Product for the Initial Indications in the Initial Territory or (ii) such time as the cumulative quantity of the Product supplied to Takeda, or if applicable, Takeda Affiliates or its sub-licensee(s) for commercial purposes (but excluding samples of the Product for promotion and samples of the Product for the Development) reaches [**] capsules, the supply price for the Product payable by Takeda, or if applicable, Takeda Affiliates or its sub-licensee(s) shall be the following:
          (i) US$[**] of the total quantity and JPY equivalent of US$[**] using the Exchange Rate for the remaining [**] of the total quantity in case NDA approval for the Product is for BID (i.e., [**] intake per day) only;
          (ii) US$[**] of the total quantity and JPY equivalent of US$[**] using the Exchange Rate for the remaining [**] of the total quantity in case NDA approval for the Product is for QD (i.e., [**] intake per day); and
          (iii) such price as shall be determined within the ranges of US$[**] and US$[**] of the total quantity and of JPY equivalent of thus determined price using the Exchange Rate for the remaining [**] of the total quantity, taking into due consideration the ratio of BID and QD supplied to Takeda (or, if applicable, Takeda Affiliates or its sub-licensee(s)) hereunder and/or under the Supply and Purchase Agreement, in case that NDA approvals for the Product are for both BID and QD.
     (b) Immediately after the earlier of (i) the [**] anniversary of the first Commercial Launch by Takeda, or if applicable, Takeda Affiliates or its sub-licensee(s) of any Product for the Initial Indications in the Initial Territory or (ii) such time as the cumulative quantity of the Product supplied to Takeda, or if applicable, Takeda Affiliates, or its sub-licensee(s) for commercial purposes (but excluding samples of the Product for promotion and samples of the Product for the Development) reaches [**] capsules, the supply price shall be [**] percent ([**]%) of the Net Sales Revenue of the Product, provided, however, that, if only QD dosage (and nothing else) is Commercialized for the Initial Indications, then the supply price for the Product payable by Takeda, or if applicable, Takeda Affiliates or its sub-licensee(s) shall not exceed US$[**]. In case there is a significant change in economic conditions beyond reasonable expectation and assumption, including those with regard to the Net Sales Revenue price of the Product, of the Parties as of the Effective Date, the Parties shall meet and discuss in good faith about the possibility of modifying the supply price.
     (c) Notwithstanding the above, (i) samples of the Products for Development use shall be supplied at a price of US$[**], and (ii) samples of the Product for promotional use shall be supplied at a price of US$[**], provided that Takeda shall pay the costs of packaging the samples of the Product for promotional purposes.

Article 4 PAYMENT
     The payment by Takeda to SPI for the supply of the Product shall be made as follows:
     (a) With regard to the Product supplied to Takeda at the prices set forth in Section 3(a) and with regard to the samples of the Product for promotional purposes, the payment shall be made against an invoice submitted to Takeda by SPI, within [**] from the date of receipt of such invoice.
     (b) With regard to the Product supplied to Takeda at the prices set forth in Section 3(b), Takeda shall pay to SPI a provisional price to be mutually and separately agreed upon by SPI and Takeda on a monthly basis, and, once every calendar quarter, SPI and Takeda shall make an adjustment between thus paid provisional price and the actual price to be paid by Takeda based on the Net Sales Revenue received during such calendar quarter.
Article 5 SECURE OF SUPPLY
     SPI and/or RTU shall supply the entire requirement of the Product of Takeda, or if applicable Takeda Affiliates or its sub-licensee(s) in a timely manner and shall maintain 6-month supply inventory of the Compound and 6-month supply inventory of the intermediate product, shall also use its Best Efforts to cause its contract manufacturer to maintain sufficient level of inventories corresponding to the above inventory level.
Article 6 REPRESENTATIONS AND WARRANTIES
6.1 Mutual Representations. Each Party represents and warrants to the other Parties that:
     (a) Due Organization. Such Party is a corporation duly organized, validly existing and is in good standing under the laws of the jurisdiction of its incorporation and is qualified to do business in each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification and failure to have such would prevent it from performing its obligations under this Agreement.
     (b) Due Execution. The execution, delivery and performance by such Party of this Agreement have been duly authorized by all necessary corporate action and do not and will not (i) require any consent or approval of its stockholders; (ii) violate any provision of any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award presently in effect having applicability to it or any provision of its charter or bylaws; or (iii) conflict with or constitute a default under any other agreement to which such Party is a party.
     (c) Binding Agreement. This Agreement is a legal, valid and binding obligation of such Party, enforceable against it in accordance with the terms and conditions hereof (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditor’s rights generally, and by general principles of equity and by limitation imposed by law and public policy on indemnification or exculpation).

     (d) Present Authorizations. Such Party has obtained all authorizations, consents and approvals, governmental or otherwise, necessary for such Party to grant the rights and licenses granted by such Party under this Agreement, and to otherwise perform such Party’s obligations under this Agreement.
     (e) Conflicting Agreements. Neither such Party nor any of its Affiliates are a party to, or are otherwise bound by, any oral or written contract that will result in any person or entity obtaining any interest in, or that would give to any third party any right to assert any claim in or with respect to, any of such Party’s or the other Parties rights under this Agreement nor will either Party undertake any such obligation during the Term.
     (f) No Debarment. Neither Party will employ any personnel, and will knowingly use a contractor or consultant, debarred (or a similar sanction) by a Regulatory Authority in the Initial Territory, or who is subject of an FDA or TPDHC debarment investigation or proceeding (or similar proceeding of a regulatory authority in the Initial Territory), in connection with the Development, Commercialization or manufacturing of the Products or the Compound.
     (g) Future Authorizations. Unless expressly stated otherwise in this Agreement, all Parties shall obtain all authorizations, consent and approvals, government or otherwise, necessary for such Party to perform its obligations under this Agreement.
     (h) Product Liability Insurance. Each Party shall use its Best Efforts to purchase product liability insurance which sufficiently covers the possible damages and losses of such Party.
6.2 Additional Representations by SPI and RTU. SPI and RTU jointly and severally represent and warrant to Takeda that:
     (a) Shelf Life. Products manufactured or supplied by SPI and/or RTU shall have an approved shelf life at the date of dispatch from a manufacturing facility;
     (b) Defects. Products shall be free from defects in materials and workmanship, and shall not be adulterated or misbranded and is not an article which may not be introduced into interstate commerce;
     (c) Manufacturing Specifications. Products shall be manufactured and supplied in accordance with the Manufacturing Specifications and Applicable Regulations;
     (d) Compliance with Applicable Regulations. The ownership and operation of the manufacturing facilities of the Product shall be in material compliance with Applicable Regulations; and
     (e) Infringement. As of the Effective Date, to SPI’s or RTU’s knowledge, the manufacture and supply of the Products for promotion and sale in the Initial Territory does not infringe any third party patents or proprietary rights.
     (f) Commercial Feasibility. As of the Effective Date, to SPI’s or RTU’s knowledge, the scale up to commercial supply of Product in accordance with this Agreement and/or the Supply and Purchase Agreement is commercially feasible.
     (g) Disclosure. SPI and/or RTU have provided and shall provide to Takeda all pertinent information in their possession relative to physical, environmental and human health hazards involving the Compound and/or the Product.
     (h) No Debarred Individuals. As of the Effective Date, SPI and/or RTU have not employed and, to their knowledge, have not used a contractor or consultant that has employed, any individual or entity debarred by the U.S. or TPDHC, or, to the knowledge of SPI and/or RTU, any individual who or entity which is the subject of a debarment investigation or proceeding (or similar proceeding) of the FDA or TPDHC.
6.3 Takeda Warranties. Takeda hereby represents and warrants to SPI and RTU that:
     (a) Affiliate and sub-licensee Compliance. All Takeda Affiliates and sub-licensee(s) who obtain a sublicense as permitted hereunder will comply with the terms of this Agreement in connection, and Takeda shall remain responsible for and be a guarantor of the compliance of all Takeda Affiliates and sub-licensee(s).
     (b) Maximizing Net Sales Revenue. Takeda shall use its Best Efforts to maximize the Net Sales Revenue for the Products in the Initial Territory.
     (c) No Debarred Individuals. As of the Effective Date, Takeda has not employed and, to its knowledge, has not used a contractor or consultant that has employed, any individual or entity debarred by the U.S. or TPDHC, or, to the knowledge of Takeda, any individual who or entity which is the subject of a debarment investigation or proceeding (or similar proceeding) of the FDA or TPDHC.
Article 7 INDEMNIFICATION
     7.1 Indemnification by Takeda. Takeda shall indemnify, defend and hold harmless SPI and RTU from and against any and all liabilities, damages, losses, costs or expenses (including reasonable attorneys’ and professional fees and other expenses of litigation and/or arbitration) (the “Liability”) resulting from a claim, suit or proceeding made or brought by a third party against SPI, RTU or its Affiliates arising from or occurring as a result of (i) any breach of the representations and warranties made by Takeda (and, if applicable Takeda Affiliates or its sub-licensee(s)) in Article 6; (ii) negligence of Takeda (and, if applicable, Takeda Affiliates or its sub-licensee(s)) in conducting any research, development, if conducted by Takeda, Takeda Affiliates or its sub-licensee(s), testing, importation, use, offer for sale, sale or other distribution of any Product by Takeda (or, if applicable Takeda Affiliates or its sub-licensee(s)) (including without limitation, product liability claims), (iii) the Commercialization by Takeda (and, if applicable Takeda Affiliates or its sub-licensee(s)), despite SPI’s good faith proposal to change the commercialization plan or the Commercialization because of the possible illegality of the sales and marketing practice, or as a result of unfair practice or unfair competition which is not within industry standard by Takeda (and, if applicable Takeda Affiliates or its sub-licensee(s)), or (iv) failure of Takeda (and, if applicable Takeda Affiliates or its sub-licensee(s)) to comply with any provision of this Agreement, or with any applicable laws, regulations and/or administrative decisions relating to the Products, except in each case to the extent caused by the negligence or willful misconduct of SPI, RTU or its Affiliates.

     7.2 Indemnification by SPI. SPI shall indemnify, defend and hold harmless Takeda (and, if applicable, Takeda Affiliates and its sub-licensee(s)) and RTU from any Liability resulting from a claim, suit or proceeding made or brought by a third party against Takeda (and, if applicable, Takeda Affiliates and its sub-licensee(s)) and/or RTU arising from or occurring as a result of (i) any breach of the representations and warranties made by SPI in Article 6; (ii) negligence of SPI in conducting any research, development, testing, manufacture, importation, use, offer for sale, sale or other distribution of any Product by SPI, contract manufacturers or sub-licensees (including without limitation, product liability claims) or (iii) failure of SPI, contract manufacturers or sub-licenses to comply with any provision of this Agreement, or with any applicable laws, regulations and/or administrative decisions relating to the Products, except in each case to the extent caused by the negligence or willful misconduct of Takeda, Takeda Affiliates, its sub-licensee(s) or RTU.
     7.3 Indemnification by RTU. Notwithstanding anything contained in Section 7.1 and 7.2, RTU shall indemnify, defend and hold harmless SPI and Takeda (and, if applicable, Takeda Affiliates and its sub-licensee(s)) from any Liability resulting from a claim, suit or proceeding made or brought by a third party against SPI and/or Takeda (and, if applicable, Takeda Affiliates and its sub-licensee(s)) arising from or occurring as a result of (a) any breach of the representations and warranties made by RTU in Article 6; or (b) any manufacture of any Product by RTU (including without limitation, product liability claims arising from a manufacturing defect of the Product), except in each case to the extent caused by the actions or inactions of SPI, Takeda, Takeda Affiliates or its sub-licensee(s). In the event of recall of the Product due to manufacturing defect of the Product, the cost and expenses for the recall shall be borne by RTU.
     7.4 The matters not covered by any of Section 7.1, 7.2 or 7.3. If a product liability claim is made or brought by a third party against either or both Parties but is not covered by Section 7.1, 7.2 or 7.3, the SPI and Takeda (or, if applicable, Takeda Affiliates or its sub-licensee(s)) shall share any damage, loss and cost incurred by either or both Parties in connection with such product liability claim, in accordance with the Collaboration and License Agreement.
     7.5 Indemnification Process. In the event that any Party (the “Indemnified Party”) intends to claim indemnification against any other Party hereto (the “Indemnifying Party”) under this Article 7, it shall promptly notify the Indemnifying Party in writing of such alleged claim in reasonable details. The Indemnifying Party shall have the sole right to control the defense and settlement thereof. The Indemnified Party shall cooperate with the Indemnifying Party and its legal representatives in the investigation of the Liability subject to the alleged claim covered by this Article 7. The Indemnified Party shall not, except at its own cost, voluntarily make any payment or incur any expense with respect to any claim or suit without the prior written consent of the Indemnifying Party, which the Indemnifying Party shall not be required to give. In addition, the Indemnifying Party shall be subrogated to the rights of the Indemnified Party against any third party, and such Indemnified Party hereby assigns to the Indemnifying Party all claims, causes of action and other rights which the Indemnified Party may then have against any third party, including Affiliates and sublicensees and, in the case of SPI, against any contract manufacturer of Product, with respect to the claim, suit or proceeding. Conversely, and without in any way limiting the obligation of either Party to indemnify the other Party (or Parties) as herein provided, to the extent that any Party fails to perform its indemnification obligations under this Article 7, such Party owing a duty of indemnification hereby assigns to the other Party all claims, cause of action and other rights which the Party owing such duty may then have against any third party, including Affiliates and sublicensees and, in the case of SPI and/or RTU, against any contract manufacturer of the Compound, Product and any intermediate product thereof, with respect to the claim, suit or proceeding. For the avoidance of doubt, in relation to the indemnification, SPI and RTU shall be jointly and severally responsible to Takeda.
Article 8 CONFIDENTIALITY
     8.1 Non-Use and Non-Disclosure. Each Party acknowledges and agrees that all the other Party’s Confidential Information is confidential and proprietary to the disclosing Party. Each Party shall not use or disclose to any third party the other Party’s Confidential Information for any purpose other than as permitted or required hereunder. Each Party shall take the same reasonable measures necessary to prevent any disclosure by its employees, agents, contractors, or consultants of the other Party’s Confidential Information as it applies to the protection of its own Confidential Information.
     8.2 Exclusions. Information shall not be considered Confidential Information hereunder if it:
          (a) was already in the possession of the receiving Party prior to its receipt from the disclosing Party, as shown by the receiving Party’s books and records;
          (b) is, or becomes, part of the public knowledge or literature through no fault, act or omission of the receiving Party, provided, Proprietary Product Information shall not be deemed to have entered the public domain by reason of its having been filed with any Regulatory Authority;
          (c) is, or becomes, available to the receiving Party from a source other than the disclosing Party, which source has rightfully obtained the same information and has no obligation of confidentiality to the disclosing Party with respect to it;
          (d) is made available on an unrestricted basis by the disclosing Party to a third party unaffiliated with the disclosing Party; or
          (e) is required to be revealed pursuant to law, provided, however, the receiving Party which is under any such requirement of law shall give reasonable notice to the disclosing Party of such requirement and shall cooperate with the disclosing Party in reasonable legal efforts to limit or mitigate any such revelation so as to preserve the proprietary nature of any Confidential Information contained therein.
     8.3 Authorized Disclosures. Each Party may disclose Confidential Information hereunder to the extent such disclosure is reasonably necessary in filing or prosecuting patent applications, prosecuting or defending litigation, complying with applicable governmental regulations, obtaining financing from third parties or conducting pre-clinical or clinical trials, provided that if a Party is required by law or regulation to make any such disclosures of the other Party’s Confidential Information it will, except where impracticable for necessary disclosures, for example in the event of medical emergency, give reasonable advance notice to the other Party of such disclosure requirement and, except to the extent inappropriate in the case of patent applications, will use its reasonable efforts to secure confidential treatment of such Confidential Information required to be disclosed. In addition, and with prior notice to the other Party of each third party with whom a confidential disclosure agreement is being entered into, each Party shall be entitled to disclose, under a binder of confidentiality containing provisions as protective as those of this Article 8 to any third party for the purpose of carrying out the purposes of this Agreement
     8.4 Duration; Surviving Obligation. Each Party’s obligations of non-use and non-disclosure of the other Party’s Confidential Information shall apply during the term of this Agreement and shall also survive for a period of ten (10) years after its termination for any reason, provided, however, that this Agreement is terminated earlier than the term set forth in Section 10.1, each Party’s obligations shall survive ten (10) years after the expiration of the last valid Licensed Patent.
Article 9 FORCE MAJEURE
     9.1 Notice. A Party affected by an event of Force Majeure shall promptly provide the other Parties with written notice describing the event, its cause and foreseeable duration, and its possible consequences upon performance under this Agreement.
     9.2 Suspension of Performance. After an affected Party has given notice under Section 9.1, that Party shall be relieved of any liability under this Agreement, except for the obligation to pay amounts due and owing, but only to the extent and only for so long as the Force Majeure prevents performance, provided, however, that the Party so affected shall use reasonable efforts to avoid or remove such causes on non performance. The other Parties may likewise suspend the performance of all or part of its obligations, except for the obligation to pay any amounts due and owing, to the extent that such suspension is commercially reasonable.
     9.3 Termination. If the period of Force Majeure continues for more than one (1) year, the Parties shall meet and discuss whether the Agreement shall be amended or terminated.
Article 10 TERM AND TERMINATION.
     (a) The term of this Agreement shall commence on the Effective Date and shall continue in full force and effect until December 31, 2020. RTU hereby acknowledges and accepts that this Agreement may be terminated earlier than said termination date in case Collaboration and License Agreement terminates, in that case which SPI and Takeda shall use commercially reasonable effort to give RTU a prior notice about such early termination. RTU shall accept such early termination upon receiving the notice from SPI and Takeda.
     (b) The Parties’ respective rights and obligations under Article 4 (Payment), 7 (Indemnification), 11 (Limitation of Liability), 12 (Dispute Resolution) and 13 (Miscellaneous) shall survive termination or expiration of this Agreement. The Parties’ respective rights and obligations under Article 8 (Confidentiality) shall survive termination or expiration of this Agreement for the period stated therein.

Article 11 LIMITATION OF LIABILITY
     EXCEPT FOR ANY BREACH OF ARTICLE 8 (CONFIDENTIALITY), IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTIES HEREUNDER FOR ANY SPECIAL, INDIRECT, INCIDENTAL, CONSEQUENTIAL, PUNITIVE OR SIMILAR LOSSES OR DAMAGES, EVEN IF SUCH PARTIES SHALL HAVE BEEN ADVISED IN ADVANCE OF THE POSSIBILITY OF SUCH POTENTIAL LOSS OR DAMAGE. IN ADDITION, SPI AND ITS AFFILIATES SHALL NOT BE LIABLE TO TAKEDA AND RTU IN THE EVENT THAT AN NDA IS NEVER ISSUED OR GRANTED OR NET SALES REVENUE ARE NEVER ACHIEVED.
Article 12 DISPUTE RESOLUTION
     12.1 Negotiation. The Parties agree to consult and negotiate in good faith to try to resolve any dispute, controversy or claim that arises out of or relates to this Agreement. Except as provided in Section 12.2, no formal dispute resolution shall be used by either Party unless and until the Chief Officer of each Party shall have attempted to meet in person to achieve such an amicable resolution.
     12.2 Reservation for Litigation. Notwithstanding Section 12.3 below, each Party expressly reserves the right to seek judicial relief from a court of competent jurisdiction if the other Party is or appears to be in violation of such other Party’s obligations of non-use and non-disclosure under Article 8 above, including, without limitation, any injunction or other preliminary relief; PROVIDED, HOWEVER, THAT EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY RIGHTS THAT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION UNDER THIS SECTION 12.2.
     12.3 Arbitration. Subject to the reservation of the Parties under Section 12.2 above, any dispute, controversy or claim that arises out of or relates to this Agreement that is not resolved between or among the Parties hereto under Section 12.1 shall be settled by final and binding arbitration in accordance with the Rules of Arbitration of the International Chamber of Commerce (“ICC”) in effect on the Effective Date, as modified by Section 12.4 below. Judgment upon the award rendered by the arbitrators may be entered in any court of competent jurisdiction. The place of arbitration shall be New York, New York, U.S.A. The arbitration shall be conducted in the English language by three (3) neutral arbitrators selected as follows: (i) if the arbitration is held between two (2) of the Parties, one (1) of the arbitrators will be selected by one (1) of the relevant two (2) Parties, one of the arbitrators will be selected by the remaining one (1) of the relevant two(2) Parties, and the other will be selected by mutual agreement of the two(2) arbitrators thus selected by the relevant two (2) Parties or, if that is not possible within thirty (30) days of the initial demand for such arbitration, by the ICC; and (ii) if the arbitration is held among all of the Parties, one (1) of the arbitrators will be selected by SPI and RTU, one of the arbitrators will be selected by Takeda, and the other will be selected by mutual agreement of the two(2) arbitrators thus selected by the Parties or, if that is not possible within thirty (30) days of the initial demand for such arbitration, by the ICC. At least one (1) arbitrator shall have knowledge of and experience in the pharmaceutical industry, and at least one (1) arbitrator shall have knowledge of and experience in international law and technology licensing. Notwithstanding anything to the contrary contained herein, if an arbitration is held only between two (2) of the Parties, the rights and obligations of the remaining one (1) Party under this Agreement and/or Supply and Purchase Agreement shall not be modified, changed or influenced in any way.
     12.4 Special Rules. Notwithstanding any provision to the contrary in the Rules of Arbitration of the “ICC”, the Parties hereby stipulate that any arbitration hereunder shall be subject to the following special rules: (a) the arbitrators may not award or assess punitive damages against either Party; and (b) relevant Parties among SPI, Takeda and/or RTU shall bear their own costs and expenses of the arbitration and shall equally share the fees and costs of the arbitrators, subject to the power of the arbitrators, in their sole discretion, to award all such reasonable costs, expenses and fees to the prevailing Party (or Parties).
     12.5 Survival. The duty of the Parties to arbitrate any dispute, controversy or claim under this Article 12 shall survive the termination of this Agreement for any reason.
Article 13 MISCELLANEOUS
     13.1 Entire Agreement. This Agreement, including Exhibits attached hereto and incorporated as an integral part of this Agreement constitute the entire agreement of the Parties with respect to the subject matter hereof, and supersede all previous agreements by and among the Parties as well as all proposals, oral or written, and all prior or contemporaneous negotiations, conversations or discussions among the Parties related to this Agreement.
     13.2 Relationship. The Parties are independent contractors and shall not be deemed to have formed any partnership, joint venture or other relationship. Neither Party shall make, or represent to any other person that it has the power or authority to make, any financial or other commitment on behalf of the other Party.
     13.3 Assignment. Neither Party shall have the right to assign or otherwise transfer its rights and obligations under this Agreement except with the prior written consent of the other Party. This Agreement shall inure to the benefit of the Parties hereto and any permitted assignees. Any prohibited assignment shall be null and void.
     13.4 Notices; Language. Except as may be otherwise provided in this Agreement, any notice, demand or request given, made or required to be made shall be in writing and shall be effective, unless otherwise provided herein, when received after delivery by (a) registered air mail, postage prepaid; (b) facsimile with electronic confirmation of receipt; or (c) a reputable international courier such as Federal Express or DHL at the addresses set forth below or to any other address that a Party specifies pursuant hereto. All reports, notices and communications required or permitted hereunder shall be in the English language.

If to Takeda:	Takeda Pharmaceutical Company Limited.
1-1, Doshomachi 4-chome
Chuo-ku, Osaka 540-8645 Japan

Facsimile: 81-6-6204-2328
Attention: General Manager, Licensing Department

If to SPI:	Sucampo Pharmaceuticals, Inc.
4733 Bethesda Avenue, Suite 450
Bethesda, Maryland 20814
United States

Facsimile: 1-301-961-3440
Attention: Dr. Sachiko Kuno, Chief Executive Officer

If to RTU:	R-Tech Ueno, Ltd.
10F Yamato Life Insurance Bldg.,
1-1-7 Uchisaiwaicho
Chiyoda-ku, Tokyo 100-0011 Japan

Facsimile: 81-3-3596-8023
Attention: Ms. Yukiko Hashitera, Representative Director
     13.5 Governing Law. This Agreement shall be governed by, and interpreted and construed in accordance with, the law of the State of New York, USA, excluding its choice of law rules and the U.N. Convention on the International Sale of Goods.
     13.6 Amendment. This Agreement may not be modified or amended, in whole or in part, except by written agreement signed by all the Parties hereto.
     13.7 Severability. If one or more of the provisions of this Agreement is subsequently declared invalid or unenforceable, this Agreement shall be treated as though that provision were not in this Agreement, and this shall not affect the validity or enforceability of the remaining provisions of this Agreement (unless those provisions that are invalidated or unenforceable are clearly material and inseparable from the other provisions). The Agreement as modified shall be applied and construed to reflect substantially the good faith intent of the Parties and to achieve the economic effects originally intended by the terms hereof.
     13.8 Counterparts. This Agreement shall be executed in three or more counterparts, and each such counterpart shall be deemed an original hereof.
     13.9 Waiver. No failure by either Party to take any action or assert any right hereunder shall be deemed to be a waiver of such right in the event of the continuation or repetition of the circumstances giving rise to such right.
     13.10 No limitation of damages. No payments or agreements to pay under this Agreement shall in any way preclude or limit the rights of either Party to seek the full recovery of its damages (subject to the limitations stated in this Agreement), or to seek equitable relief, for breach of this Agreement by the other Party.
     13.11 License Status in Bankruptcy. All rights and licensed granted under or pursuant to any section of this Agreement are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the United States Bankruptcy Code (“the Bankruptcy Code”), licenses of any rights to “intellectual property” as that term is defined under Section 101(35A) of the Bankruptcy Code. Upon the bankruptcy of any Party or Affiliate thereof, the non-bankrupt Party shall further be entitled to a complete duplicate of (or complete access to, as appropriate) any such intellectual property and all embodiments thereof, and the same, if not already in its possession, shall be promptly delivered to the non-bankrupt Party upon written request therefor, unless the bankrupt Party elects to continue, and continues, to perform all of its obligations under this Agreement.
IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the day first above written,

Takeda Pharmaceutical Company Limited		Sucampo Pharmaceuticals, Inc.

By	/s/ Yasuchika Hasegawa	By	/s/ Sachiko Kuno

Name:	Yasuchika Hasegawa	Name:	Sachiko Kuno, PhD
Title:	President and Chief Operating Officer	Title:	President and Chief Executive Officer

R-Tech Ueno, Ltd.

By	/s/ Mitsunaga Tada

Name:	Mitsunaga Tada
Title:	President and Representative Director

EXHIBITS
A.	Description of Compound

B.	Takeda Affiliate

EXHIBIT A
Description of Compound

Generic Name:	lubiprostone

Chemical Names:	[**]

Code Name:	SPI-0211

CAS No:	136790-76-6

EXHIBIT B
Takeda Affiliate
Takeda Pharmaceuticals North America, Inc.